UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546

								February 6, 2005

Via Facsimile (44 151356 6298) and U.S. Mail

Paul W. Jennings
President and CEO
Octel Corp.
Global House
Bailey Lane
Manchester, United Kingdom  M90 4AA

	RE:	Octel Corp
		Form 10-K for the Fiscal Year Ended December 31, 2004 Filed September March 31, 2005
		Form 10-Q for the Quarter Ended June 30, 2005
		Filed August 5, 2005
		Response Letter Dated December 14, 2005
      File No. 001-13879

Dear Mr. Jennings:

      We have reviewed your response letter dated December 14,
2005
and have the following comments. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment one. In future filings, please clarify that the Bycosin AB subsidiaries engaged in Cuban-related business and transactions from before the time you acquired them, in 2001, through the time you disposed of them in 2004.

2. We note your responses to prior comments four and five. Your response addressed contacts with Cuban persons or entities during the periods covered by your Form 10-Q for the quarter ended June 30,
2005
and your Form 10-K for the fiscal year ended December 31, 2004; the previously described transactions by Bycosin subsidiaries; and Associated Octel`s TEL transactions. Please advise us whether you or your subsidiaries have engaged in, are currently engaged in, or anticipate engaging in, any other transactions or contacts with Cuban persons or entities.

3. To the extent material developments occur with respect to your internal investigations and dialogue with OFAC, please supplement your letter response, and include the same information in the more complete responses to prior comments four and five that you will file following completion of your internal inquiries and analyses.

4. We note the statement in response to prior comment six that you believe that the former arrangements and contacts involving Cuba do not present a material risk to current investors. Please confirm that you will provide a complete response to prior comment six concurrent with your more complete responses to prior comments four and five. We expect that, at that time, you will have accumulated through internal investigations the necessary facts to address the materiality of your Cuban operations, including the approximate dollar amount of assets and revenues associated with Cuba.

In preparing your final response to prior comment six, please consider (1) costs associated with any compliance program you have in place to assist you with compliance with the CACR, and (2) the fact that your Cuban operations may result in material fines or civil or criminal penalties. In addition, please address qualitative materiality, identifying in your analysis the qualitative factors you considered in reaching your conclusion. For example, we refer you to the state legislation identified in prior comment six. Also, Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these and similar actions directed toward companies operating in Cuba.

5. If the materials submitted to OFAC include a summary of the submissions or facts gathered by your internal investigations, please provide a copy to us.





      Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Pamela Long
		Assistant Director
		Division of Corporation Finance




Paul W. Jennings
Octel Corp.
February 6, 2006
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